UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ninetowns Internet Technology Group Company Limited

File No. 000-51025 – CF No. 27055

      Ninetowns Internet Technology Group Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2011.

      Based on representations by Ninetowns Internet Technology Group Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

4.48	through	January 1, 2012
4.49	through	January 1, 2012
4.50	through	January 1, 2012
4.51	through	January 1, 2012
4.52	through	January 1, 2012
4.53	through	January 1, 2012
4.54	through	January 1, 2012
4.55	through	January 1, 2012
4.56	through	January 1, 2012
4.57	through	January 1, 2012
4.58	through	January 1, 2012
4.59	through	January 1, 2012
4.60	through	January 1, 2012
4.61	through	January 1, 2012
4.62	through	January 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel